UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2014

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-33934

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cape Bank Employees’ Savings & Profit Sharing Plan and Trust

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cape Bancorp, Inc.
225 North Main Street
Cape May Court House, New Jersey 08210

CAPE BANK EMPLOYEES’ SAVINGS
& PROFIT
SHARING PLAN AND TRUST

Financial Statements and Supplemental Schedule

December 31, 2014 and 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN AND TRUST

December 31, 2014 and 2013

Table of Contents

Page

Report of Independent Registered Public Accounting Firm 1

Financial Statements:

Statements of Net Assets Available for Benefits 2

Statements of Changes in Net Assets Available for Benefits 3

Notes to Financial Statements 4

Supplementary Information

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) 17

Report of Independent Registered Public Accounting Firm

The Cape Bancorp, Inc. Compensation Committee

Cape Bank Employees’ Savings & Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Cape Bank Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended December 31, 2014 and 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule(s), we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule(s) is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP
Philadelphia, Pennsylvania
June 24, 2015

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013
	2014	2013
Assets:
Investments, at fair value (notes 3 and 4)	$ 7,215,893	$ 8,795,205

Receivables:
Employer contribution	113,947	126,184
Notes receivable from participants	302,998	385,821
Total assets	7,632,838	9,307,210
Liabilities:
Accrued expenses	-	-
Total liabilities	-	-
Net assets before adjustment from fair value to contract value	7,632,838	9,307,210
Adjustment from fair value to contract value for interest in common collective
trust fund relating to fully benefit-responsive investment contracts	-	(10,150)
Net assets available for benefits	$ 7,632,838	$ 9,297,060
See accompanying notes to financial statements

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2014 and 2013
	2014	2013
Additions:
Net appreciation in fair value of investments (note 3)	$ 313,998	$ 1,434,535
Dividend and interest income	158,572	22,808
Net investment income	472,570	1,457,343
Interest on notes receivable from participants	10,369	14,053
Contributions:
Employers’	115,070	126,184
Participants’	626,179	731,910
Total contributions	741,249	858,094
Total additions	1,224,188	2,329,490

Deductions:
Benefits paid to participants	2,860,548	1,410,372
Administrative expenses	27,862	60,405
Total deductions	2,888,410	1,470,777
Net (decrease) increase	(1,664,222)	858,713
Net assets available for benefits:
Beginning of year	9,297,060	8,438,347
End of year	$ 7,632,838	$ 9,297,060
See accompanying notes to financial statements.

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2014 and 2013

(1)	Description of Plan

The following description of Cape Bank Employees’ Savings & Profit Sharing Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan was established on November 1, 2007 and is a defined contribution plan covering all full-time employees of Cape Bank (Bank) who have completed three months of service and are age twenty one or older. Participants are eligible to receive employer contributions upon completion of one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Bank is a wholly owned subsidiary of Cape Bancorp, Inc.

(b)	Contributions

Each year, participants may contribute up to 100% of pretax annual compensation, as defined in the Plan document and subject to certain limitations. Participants who have attained age 50 by the close of the Plan year are also eligible to make catch-up contributions under Internal Revenue Code Section 414(v). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. As of January 1, 2012, the Bank amended the Plan to eliminate the matching contribution formula and replaced it with a discretionary form of matching contribution and also was amended to allow for Roth Deferrals by participants. Additional profit sharing amounts may be contributed at the option of the Bank’s board of directors. Effective January 1, 2014 the Plan included an automatic contribution arrangement provision to the plan which automatically enrolls participants into the retirement plan and set the participant salary deferral rate at 3%, unless the participant elects a different salary deferral rate. In 2014 and 2013, the Bank contributed 100% of the first 2% of eligible compensation that participants contributed to the Plan. Contributions are subject to certain limitations. Plan participants direct the investment of their contributions and the Bank contributions (if applicable) into the various investment options offered by the Plan.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Bank’s contributions, b) Plan earnings, and charged with an allocation of administrative expense and c) forfeitures of employer profit sharing contributions, and is charged with his or her withdrawals. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

(d)	Retirement, Death and Disability

A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

 (Continued)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2014 and 2013

(e)	Vesting

Participants are immediately 100% vested in their contributions plus actual earnings, plus all employer matching and profit sharing contributions thereon.

(f)	Payment of Benefits

On termination of service due to death, disability, retirement, or other termination of employment, a participant or their estate may elect to receive a lump-sum amount, installment payments or distributions in kind of Bank stock equal to the value of the participant’s vested interest in his or her account.

(g)	Notes Receivable from Participants (Participant Loans)

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan transactions are treated as a transfer to (from) the investment account from (to) notes receivable from participants. The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local prevailing rates as determined monthly by the Plan administrator and all loans were 4.25% at December 31, 2014. Principal and interest are paid through payroll deductions.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements

The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(c)	Fully Benefit-Responsive Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis for fully benefit-responsive investment contracts.

(Continued)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2014 and 2013

For 2014 the Plan invested in the Principal Investment Account Fixed Income Guaranteed Option see Note 5 for average and credit yields. There was no adjustment from fair value to contract value for 2014 due to contract value approximates fair value at December 31, 2014.

For 2013 the Plan held an indirect interest in such contracts through its investment in the Invesco Stable Value Fund - Pentegra Share Class (“Stable Value Fund”). The average yield of the Stable Value Fund for the year ended December 31, 2013 was 1.26%, and the average yield earned by the Stable Value Fund that reflects actual interest credited to participants for the year ended December 31, 2013 was 1.45%.

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

(f)	Risks and Uncertainties

The Plan holds various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits

(g)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are recorded as distributions based upon the terms of the Plan document.

(h)	Concentration of Credit Risk

At December 31, 2014 and 2013, approximately 12.35% and 10.48% of the Plan’s assets were invested in Cape Bancorp, Inc. common stock.

 CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2014 and 2013

(i)	Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under Accounting Standards Codification 820. ASU 2015-07 is effective for the Plan for years beginning after December 15, 2015 with early adoption permitted. Management is currently evaluating the impact of the pending adoption of ASU 2015-07 on the Plan’s financial statements.

(3)	Investments

Principal Financial Group, the custodian of the Plan, held investment assets and executed transactions during the Plan year.

The following presents the fair values of investments that represent 5% or more of the Plan’s net assets available for benefits.

December 31
	2014	2013
Cape Bancorp, Inc. common stock, 94,729 and	$ 891,403	$ 962,152
94,700 shares, respectively
Common collective trust funds:
Invesco Stable Value Fund-Pentegra Share Class
(Contract Value: 2013 - $828,627)	*	$ 838,777
S&P Midcap Index Fund Series A	*	$ 1,283,444
S&P 500 Flagship SL Series Fund	*	$ 974,097
Short Term Investment Fund	*	$ 761,651
Principal Investment Accounts
Fixed Income Guaranteed Option	$ 662,073	#
Principal Trust(SM) Target 2020 Fund	$ 434,479	#
Large Cap S&P 500 Index	$ 810,761	#
Mid-Cap S&P 400 Index	$ 722,674	#
Lord Abbett ShtDrtn Inc R3 Fund	$ 581,027	#
ClearBridge Large Cap Grade A Fund	$ 629,481	#
Oakmark International II Fund	$ 419,067	#

* The Common collective trust fund was not part of the Cape Bank Employees Savings and Profit Sharing Plan and Trust.
# Principal Investment Accounts were not available to the Cape Bank Employees Savings and Profit Sharing Plan and Trust.

(Continued)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2014 and 2013

During 2014 and 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year ended December 31
	2014	2013
Cape Bancorp common stock	$ (60,549)	$ (354)
Mutual Funds	72,347	-
Pooled Separate Accouns	244,004	-
Collective Trust Accounts	58,196	-
Common Collective Trust	-	1,434,889
Net appreciation	$ 313,998	$ 1,434,535

(4)	Fair Value Measurement

FASB ASC Topic No. 820, Fair Value Measurement establishes a fair value framework which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Bank common stock: Investments in Bank common stock is stated at fair value as determined by quoted market prices (Level 1 inputs).

Principal investment accounts consist of Mutual Funds, Collective Trust Accounts (“CTA”) and Pooled Separate Accounts (“PSA”) which are valued as follows:

(Continued)
CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2014 and 2013

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded and classified as Level 1 investments under Principal investment accounts.

•
Income funds - Objective is for long-term rates of return consistent with preserving capital. These Mutual funds invest mainly in fixed securities such as asset backed securities, residential mortgage backed securities, commercial mortgage backed securities and corporate bonds.

•
Growth funds - Objective is for long-term rates of return from a diversified portfolio of common stock. These Mutual funds invest mainly in domestic stocks.  The majority of the underlying securities have observable level 1 quoted pricing inputs.

International fund - Objective is for favorable long-term rates of return through capital appreciation and income from a portfolio of common stock in international markets. This Mutual fund invests mainly in international stocks.

•           Value fund - Objective is for favorable long-term total return, mainly through capital appreciation. These Mutual funds invest mainly in midcap stocks and seeks value through opportunities in capital appreciation in undervalued stocks.

PSAs and CTAs are valued based upon the units of such PSA or CTA held by the Plan at year end multiplied by the respective unit value. The unit value of the pooled separate accounts are based upon significant observable inputs, although are not based upon quoted market prices in an active market. The underlying investments of the pooled separate accounts consist solely of mutual funds, each of which follows a separate investment strategy in accordance with the categorization as shown below. Due to the nature of these securities, there are no unfunded commitments or redemption restrictions and classified as Level 2 investments under Principal investment accounts.

•
Lifecycle funds - Objective is for long-term rates of return and stable income through diversification. Each lifecycle pooled separate account invests in a single target date mutual fund. The fair value of each mutual fund is a publicly quoted pricing input and is used in determining the NAV of the CTA.

•
Index funds - Objective is for long-term rates of return from a diversified portfolio of common stock. These PSAs invest mainly in domestic stocks. The majority of the underlying securities have observable level 1 quoted pricing inputs.

(Continued)
CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2014 and 2013

The Principal Investment Account Fixed Income Guaranteed Option is a guaranteed investment contract (“GIC”) and is valued at fair value by the Principal insurance company by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer (see Note 5). Because the participants transact at contract value, fair value is determined annually for financial statement reporting purposes only. In determining the reasonableness of the methodology, the Investment Committee evaluates a variety of factors including review of existing contracts, economic conditions, industry and market developments, and overall credit ratings. Certain unobservable inputs are assessed through review of contract terms while others are substantiated utilizing available market data.

Common collective trust funds: The fair values of participation units held in common collective trust funds were based on their net asset values, as reported by the managers and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date. The investment goals of were as follows:

•
Target retirement funds target retirement dates that provide an age-based investment mix of stocks, bonds and short-term investments. The funds seek high total return until the target retirement dates and high income and capital appreciation thereafter.

•	Equity funds investment goal are a total return before fees and expenses that corresponds to the total return of the index.

•	Fixed Income funds seek to maximize total return, consistent with preservation of capital by investing in intermediate-term, investment grade bonds.

•	Non Lending Funds objective is to maximize total return with a risk level that is appropriate for the fund's particular time frame

•
The fair values of interests in stable value fund, Invesco Stable Value Fund, are based upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund managers. The investment goal of the Invesco Stable Value Fund is to preserve principal and interest while maximizing current income by investing in fixed income securities, bonds GICs and other CCTs.

The trusts were valued at net asset value per share and have no unfunded commitments or significant redemption restrictions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2014 and 2013

Investments measured at fair value on a recurring basis as of December 31, 2014 and 2013 are summarized below:

	Fair value measurements at December 31, 2014 using
	Quoted
	prices in	Significant
	active markets	other	Significant
	for identical	observable	unobservable
	assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Cape Bancorp, Inc. common
stock	$ 891,403	$ -	$ -	$ 891,403
Fixed income
guaranteed option	-	-	662,073	$ 662,073
Principal Investment Accounts
Index funds	-	1,750,455	-	$ 1,750,455
Income funds	1,393,983		-	$ 1,393,983
Lifecycle fund	-	1,040,416	-	$ 1,040,416
Growth fund	1,027,234	-	-	$ 1,027,234
International fund	419,067	-	-	$ 419,067
Value fund	31,262	-	-	$ 31,262
Total investments, at fair value	$ 3,762,949	$ 2,790,871	$ 662,073	$ 7,215,893

	Fair value measurements at December 31, 2013 using
	Quoted
	prices in	Significant
	active markets	other	Significant
	for identical	observable	unobservable
	assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Cape Bancorp, Inc. common
stock	$ 962,152	$ -	$ -	$ 962,152
Federated government
obligation fund	48,302	-	-	$ 48,302
Common collective trusts:				$ -
Fixed income	-	1,943,443	-	$ 1,943,443
Equity	-	3,581,970	-	$ 3,581,970
Stable value fund	-	838,777	-	$ 838,777
Target retirement	-	798,566	-	$ 798,566
Nonlending funds	-	621,995	-	$ 621,995
Total investments, at fair value	$ 1,010,454	$ 7,784,751	$ -	$ 8,795,205

(Continued)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2014 and 2013

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2014:

Level 3 Assets December 31, 2014 GIC

Balance, beginning of year	$-
Realized Earnings	11,740
Expenses	(2,586)
Purchases	892,188
Sales	(239,269)

Balance, end of year	$662,073

Unrealized gains (losses) from the guaranteed investment contract are not included in the Statement of Changes in Net Assets Available for Benefits as the contract is recorded at contract value for purposes of the net assets available for benefits.

Quantitative Information about Significant Unobservable Inputs Used in Level 3 Fair Value Measurements

The following table represents the Plan’s level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, as of December 31, 2014, and the significant unobservable inputs and the ranges of values for those inputs.

Instrument	Fair Value December 31, 2014	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values	Weighted Average

GIC	$662,073	Discounted	Yield rates	1.55-2.00	Y
		Cash Flow	Duration	3 years

(Continued)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2014 and 2013

Fair Value of Investments in Entities that Use NAV

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2014 and 2013, respectively.

December 31, 2014
Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period

Pooled separate accounts and Collective trust accounts	$2,790,871	N/A	Daily	N/A

December 31, 2013

Common collective trusts	$7,784,751	N/A	Daily	N/A

(5)	Guaranteed Investment Contract with National Insurance Company

In 2014, the Plan entered into a fully benefit-responsive guaranteed investment contract with Principal Insurance Company (“Principal”). Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. The guaranteed investment contract is presented on the face of the statement of net assets available for benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits. Contract value, as reported to the Plan by Principal, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

(Continued)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2014 and 2013

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2014 was $662,073. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 2 percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator believes that any events that would limit the Plan’s ability to transact at contract value with participants are probable of not occurring.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

The average yields earned by the guaranteed investment contract are as follows:

2014

Based on actual earnings	1.55%
Based on interest rate credited to participants	2.00

(6)	Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds multiple sub-advisors funds managed by Principal Financial Group, the Plan’s investment manager and the Plan’s custodian, which qualify as party-in-interest transactions.

The Plan also holds shares of Cape Bancorp, Inc. common stock (note 3).

Notes receivable from the participants held by the Plan are also considered party-in-interest transactions.

Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan.

(Continued)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2014 and 2013

Effective January 1, 2014, the Plan changed trustees and transferred the net assets and participants accounts to Principal.

Certain professional fees for the administration of the Plan were paid by the Bank on behalf of the Plan. During 2014 the Plan paid Principal as custodian, trustee and recordkeeper $27,862. During 2013 the following fees were paid, $2,733 were paid by the Plan to Reliance Trust Company, custodian of the Plan, $46,494, were paid by the Plan to Pentegra Services, Inc., Plan recordkeeper, and $4,221, were paid by the Plan to SSGA, investment manager, which represent party-in-interest transactions.

(7)	Rights upon Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(8)	Tax Status

The Internal Revenue Service (“IRS”) issued an opinion letter dated September 30, 2008 indicating that the prototype adopted by the Plan through December 31, 2013, as then designed, was in compliance with applicable requirements of the internal Revenue Code (IRC). Effective January 1, 2014, the Plan adopted a new Plan document and have applied for a determination from the IRS. Although the Plan has been amended from the original prototype document, Plan management believes that the Plan is currently being operated in accordance with the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statement. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator received correspondence from the Department of Labor (“DOL”) dated October 30, 2013 that their audits for tax years 2009, 2010, 2011 and 2012 are closed. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

(9)	Subsequent Events

On September 10, 2014, the Company, entered into an agreement and plan of merger with Colonial Financial Services, Inc. (“Colonial”) On April 1, 2015, the Company announced that it had successfully completed its acquisition of Colonial and in accordance the plan of merger the employees of Colonial became eligible participates under the Plan.

SUPPLEMENTARY INFORMATION

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014
Name of Plan Sponsor: Cape Bank
Employer Identification Number: 21-0600992
Three-digit Plan Number: 003
		(c)
		Description of investment
	(b)	including maturity date,		(e)
	Identity of issue, borrower,	rate of interest, collateral,	(d)	Current
(a)	lessor, or similar party	par or maturity value	Cost	value
*	Cape Bancorp, Inc. Common Stock	COMMON STOCK	#	$ 891,403
Registered Investment Company
	Aston Asset Management	ASTON / HARRIONS ST RI EST N FUND	#	208,585
	Legg Mason	CLEARBRIDGE LG CAP GR A FUND	#	629,481
	Dreyfus Funds	DREYFUS OPP MIDCAP VALUE A FUND	#	31,262
	Fidelity Investments	FIDELITY ADV LARGE CAP A FUND	#	61,463
	JP Morgan Funds	JP MORGAN CORE PLUS BOND A FUND	#	282,668
	Lord Abbett	LORD ABBETT SHTDRTN INC R3 FUND	#	581,027
	MFS Investment Management	MFS CONSERV ALLOC R3 FUND	#	200,027
	MFS Investment Management	MFS GROWTH ALLOC R3 FUND	#	56,109
	MFS Investment Management	MFS MODERATE ALLOC R3 FUND	#	80,153
	Oakmark	OAKMARK INT'L II FUND	#	419,067
	Prudential Investment Management Service	PRUDENTIAL GOVT INCOME A FUND	#	219,724
	Putnam Investments	PUTNAM EQUITYINCOME A FUND	#	101,980
Pooled Separate Accounts
*	Principal Life Insurance Company	PRINCIPAL LGCAP S&P 500 INDEX SA-R4	#	810,761
*	Principal Life Insurance Company	PRINCIPAL MIDCAP S&P 400 IDXEX SA-R4	#	722,674
*	Principal Life Insurance Company	PRINCIPAL SMCAP S&P 600 INDEX SA-R4	#	217,020
Collective Trust Accounts
*	Principal Trust Company	PRINCIPAL TRUST INCOME FUND R6	#	9,886
*	Principal Trust Company	PRINCIPAL TRUST TARGET 2010 FUND R6	#	196
*	Principal Trust Company	PRINCIPAL TRUST TARGET 2015 FUND R6	#	154,088
*	Principal Trust Company	PRINCIPAL TRUST TARGET 2020 FUND R6	#	434,479
*	Principal Trust Company	PRINCIPAL TRUST TARGET 2025 FUND R6	#	252,400
*	Principal Trust Company	PRINCIPAL TRUST TARGET 2030 FUND R6	#	3,087
*	Principal Trust Company	PRINCIPAL TRUST TARGET 2035 FUND R6	#	74,277
*	Principal Trust Company	PRINCIPAL TRUST TARGET 2040 FUND R6	#	3,779
*	Principal Trust Company	PRINCIPAL TRUST TARGET 2045 FUND R6	#	101,240
*	Principal Trust Company	PRINCIPAL TRUST TARGET 2050 FUND R6	#	2,015
*	Principal Trust Company	PRINCIPAL TRUST TARGET 2055 FUND R6	#	3,438
*	Principal Trust Company	PRINCIPAL TRUST TARGET 2060 FUND R6	#	1,531
Guaranteed Investment Contract
	Company	PRINCIPAL FIXED INCOME GUARANTEE OPTION	#	662,073

*	Participant loans	Interest rates of 4.25%	—	302,998
				$ 7,518,891
*	Denotes party-in-interest
#	Investment is participant-directed, therefore historical cost is not required.
See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

Date: June 24, 2015	By:	/s/ Guy Hackney
Guy Hackney
Executive Vice President and Chief Financial Officer Cape Bank